NEWS RELEASE

Trading Symbol:    TSX-V: NUAG

OTCQX: NUPMF

Not for distribution to U.S. news wire services or dissemination in the United States.

NEW PACIFIC ANNOUNCES SILVERCORP PARTICIPATION IN BOUGHT DEAL FINANCING

VANCOUVER, BRITISH COLUMBIA – May 26, 2020 – New Pacific Metals Corp. (TSX-V: NUAG) (“New Pacific” or the “Company”) is pleased to announce that Silvercorp Metals Inc. (“Silvercorp”) has indicated its intent to participate in the Company’s bought deal financing (the “Offering”), previously announced on May 19, 2020, by purchasing common shares of the Company ("Common Shares") to maintain its pro rata interest of 28.8% of the outstanding Common Shares pursuant to its participation right and further increase its interest by 100,000 Common Shares, for an aggregate of 1,320,710 Common Shares.

The Offering is expected to close on or about June 9, 2020 and is subject to the Company receiving all necessary regulatory and stock exchange approvals. Upon completion of the Offering, Silvercorp will own, directly or indirectly, 43,917,216 Common Shares, representing an approximate 28.87% ownership interest in the Company, assuming the over-allotment option is not exercised.

Silvercorp is a related party of the Company for the purposes of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions ("MI 61-101") and the acquisition by Silvercorp of Common Shares pursuant to the Offering is a related party transaction. The acquisition of Common Shares by Silvercorp pursuant to the Offering is exempt from the valuation and minority approval requirements of MI 61-101 pursuant to the exemptions in Sections 5.5(a) and 5.7(a) of MI 61-101.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project, in the Potosí Department of Bolivia, and the Tagish Lake Gold Project in Yukon, Canada.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal
President

Phone: (604) 633-1368

Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include Silvercorp’s participation in the Offering; obtaining the required regulatory and stock exchange approvals; the closing date of the Offering; completion of the Offering; and the exercise of the over-allotment option.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward- looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.